HALLMARK FINANCIAL SERVICES, INC.
777 Main Street, Suite 1000
Fort Worth, Texas  76102

July 25, 2011

VIA EDGAR TRANSMISSION

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:	Mr. Jeffrey P. Riedler Mr. Michael Rosenthall

Re:	Hallmark Financial Services, Inc. Registration Statement on Form S-3 File No. 333-171696

Dear Mr. Riedler:

Hallmark Financial Services, Inc. (the “Company”) hereby requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated such that the Registration Statement will become effective at 10:00 a.m., Eastern Daylight Time, on Thursday, July 28, 2011, or as soon thereafter as practicable.

In making such request, the Company hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the above-referenced Registration Statement to our outside counsel, Mr. Steven D. Davidson, at 214-954-6826.

Very truly yours,

HALLMARK FINANCIAL SERVICES, INC.

By:	/s/ MARK J. MORRISON
	Name:	Mark J. Morrison
	Title:	President & Chief Executive Officer